Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
nd Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

CHAIRMAN'S LETTER TO STAKEHOLDERS



James E. Rogers,
Chairman, President and Chief Executive Officer

Dear fellow customers, investors, employees and all others who have a vested interest in our success — including our partners, suppliers, policymakers, regulators and communities:

In a changing world, our mission is constant: Produce and deliver affordable, reliable and clean energy that benefits our customers, investors, employees and communities. To succeed in this mission, we relentlessly pursue productivity gains in all areas of our business — especially in the production, delivery and use of electricity. We must deliver results today, while investing for our future.

Duke Energy demonstrated this drive with our 2010 results. Just as importantly, we are creating a future that strengthens our ability to be more productive, more efficient and more opportunistic.

CREATING THE LEADING U.S. UTILITY

On January 10, 2011, Duke Energy and Progress Energy announced an agreement to combine their companies. Subject to shareholder and regulatory approval, this merger will create the nation's largest utility, with more than 7 million customers in six service territories. It is targeted to close by the end of 2011.

EXPECTED CUSTOMER BENEFITS:

- Fuel savings and joint dispatch efficiencies for customers in the Carolinas
- Improved operating efficiencies, over time, for all regulated customers

EXPECTED INVESTOR BENEFITS:

- Earnings accretion in the first year of the merger[1]
- Strong credit ratings, balance sheet, cash flow, and dividend
- Long-term earnings growth target of 4 to 6 percent[1]

EXPECTED EMPLOYEE BENEFITS:

- Expanded career growth opportunities

DIVERSE SERVICE TERRITORIES


OH
IN
KY
NC
SC
FL

- Duke Energy
- Progress Energy

Duke Energy + Progress Energy

KEY MERGER STATISTICS

	Duke Energy	Progress Energy	Combined	Rank
Market Cap. (billions)	$23.7	$12.8	$36.5	#1
Electric Customers (millions)	4.0	3.1	7.1	#1
Generation Capacity (gigawatts)	35.4[2]	21.8[2]	57.2[2]	#1
Total Assets (billions)	$59	$33	$92[3]	#1
Estimated Rate Base (billions)	$22	$17	$39	#1
Regulated Adjusted EBIT Mix[4]	77%	100%	85%	N/A

For more, visit www.duke-energy.com/progress-energy-merger.

Notes: All data as of 12/31/2010.
1 Based on adjusted diluted earnings per share.
2 Excludes purchased power. Duke Energy and combined amounts exclude approximately 4 gigawatts (GW) of Duke Energy International assets.
3 Total assets are a summation of the two stand-alone companies and do not include any pro-forma purchase accounting adjustments from this transaction.
4 Earnings before interest and taxes (EBIT); excludes Duke Energy operations labeled as "Other," and Progress Energy operations labeled as "Corporate and Other Businesses."

DELIVERING RESULTS TODAY: A FINANCIAL REPORT CARD

Duke Energy delivered exceptional 2010 results, both financially and operationally.

During 2010, we met our financial commitments as we grew earnings, increased the quarterly dividend, and maintained the strength of our balance sheet. Extreme weather boosted sales and earnings during 2010. We ended the year with adjusted diluted earnings per share of $1.43, above our original adjusted diluted earnings guidance range of $1.25 to $1.30.

The exceptional performance of our fleet and our employees' dedication to delivering high-quality customer service allowed us to capture the value of increased weather-related sales. The company is positioned to achieve a long-term adjusted diluted earnings growth rate of 4 to 6 percent[1]

In 2010, we increased our quarterly cash dividend to shareholders from $0.24 per share to $0.245 per share. We are committed to growing the dividend and have targeted a long-term dividend payout ratio of 65 to 70 percent, based on adjusted diluted earnings per share.

In 2010, we continued to focus on maintaining the strength of our balance sheet. We are taking advantage of historically low interest rates to issue debt to finance our modernization programs. Over the past two years, we have issued just over $5 billion of fixed-rate debt at an average interest rate of 4.8 percent. These low interest rates will help us mitigate customer rate impacts.

Our strong investment-grade credit ratings have stable outlooks with both S&P and Moody's. We had total available liquidity of approximately $3.4 billion at year-end.

Our shareholders enjoyed a total return (including dividends and the change in stock price) of 9.5 percent in 2010, outperforming the Philadelphia Utility Index, which returned 5.7 percent. Longer term, too, Duke Energy has outperformed the utility index, with cumulative three-year returns of 4.7 percent and five-year returns of 44.2 percent, compared to -15.4 percent and 20.9 percent, respectively, for the utility index.

TOTAL SHAREHOLDER RETURN

(for periods ending Dec. 31, 2010)


One Year
Three Years
Five Years
45%
30
15
0
-15
Duke Energy Corporation
Philadelphia Stock Exchange Utility Sector Index
S&P 500 Index

INTENDED MERGER WITH PROGRESS ENERGY

In January 2011, we announced our intended merger with Progress Energy. *(See Creating the Leading U.S. Utility, Page 2.)* Headquartered in Raleigh, N.C., Progress Energy has regulated utility operations in the Carolinas and Florida, with more than 3 million customers. Our combined company will be unsurpassed in size and scale, serving more than 7 million customers with around 57,000 megawatts (MW) of domestic nuclear, coal, hydro and alternative energy generation. We are targeting closing the transaction by the end of 2011, subject to shareholder and regulatory approval.

This strategic transaction involves more than just becoming the largest utility. The size and scale of the combined company gives us the ability to achieve efficiencies and effectively manage the transformation occurring in our industry. Additionally, we add an outstanding group of teammates to help navigate the combined company into the future.

Over time, we believe that our customers will benefit from productivity gains and that our employees will benefit from increased opportunities. We expect shareholders to realize earnings accretion, based on adjusted diluted earnings per share, in the first year after closing.

We are very excited about this transaction. Our combined strength will exceed the strength we have as separate companies. It will allow us to provide benefits to all our

1 From a base of 2009 adjusted diluted earnings per share of $1.22.

OPERATIONAL PERFORMANCE SUPPORTS OUR AFFORDABLE, RELIABLE, CLEAN MISSION

Affordable
Our customers expect us to provide them with affordable energy both today and in the future. Given the long lead times needed to build new generation, we carefully make investments to satisfy future demand. Our diverse fuel portfolio reduces commodity price volatility. Currently, Duke Energy offers some of the most competitive electric rates in the United States.

COMPARISON OF AVERAGE ELECTRIC RATES


(cents per kilowatt-hour, 12 months ended June 30, 2010)
Duke Energy
State Average
U.S. Average
12
10
8
6
4
2
0
North Carolina
South Carolina
Indiana
Ohio
Kentucky
U.S. Average

Source: Edison Electric Institute Typical Bills and Average Rates Report, June 30, 2010.

Reliable
Our customers expect us to deliver reliable energy. Today's investments to modernize our grid will increase the reliable delivery of energy in the future. The new power plants we are building today will replace older, less efficient ones. Our high operational performance helps ensure that our services are available when needed. In 2010, our nuclear fleet set an all-time company capacity record of approximately 95.9 percent.

NUCLEAR GENERATION CAPACITY FACTOR


Duke Energy
Industry Average
100%
95
90
85
2006
2007
2008
2009
2010

Source: Industry average obtained from Nuclear Energy Institute (NEI)

FOSSIL GENERATION COMMERCIAL AVAILABILITY


Duke Energy
100%
90
80
70
2006
2007
2008
2009
2010

Clean
Our customers want cleaner energy. Over the last decade, we have spent over $5 billion to significantly reduce sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions from our coal fleet. The modern generating plants we are currently building will generate cleaner energy and further reduce emissions. In addition, our investments in wind and solar will help us to promote cleaner energy.

EMISSIONS FROM GENERATION


(in thousand tons)
SO2 Emissions
NOx Emissions
1,000
800
600
400
200
0
2006
2007
2008
2009
2010

EMISSIONS INTENSITY


(pounds emitted per net MWh of generation)
SO2 Intensity
NOx Intensity
12
10
8
6
4
2
0
2006
2007
2008
2009
2010

Note: SO_2 and NOx reported from U.S. electric generation based on ownership share of generating assets.

stakeholders — our customers, investors, employees, and the communities in which we work and live. Integration planning has begun so that we can ensure a smooth transition and increase productivity gains in all aspects of our business.

At the same time, we will continue to focus on execution of our 2011 financial and operational objectives as a stand-alone company.

RELIABLE PERFORMANCE

Our fleet and grid performed admirably in 2010. Confronted with record-breaking temperatures — both winter and summer — Duke's operating teams met the challenge of high load requirements. For example, the regulated fossil generation fleet had commercial availability of approximately 88.7 percent. The company's nonregulated Midwest generation fleet also met customers' needs while establishing record highs for total generation.

Industry data show that our nuclear fleet is among the most reliable in the nation at delivering low-cost baseload power. During 2010, our nuclear capacity factor was approximately 95.9 percent, which eclipsed the company's previous annual record of approximately 95.2 percent in 2002.

Additionally, in 2010 Duke Energy's Oconee Nuclear Station became the nation's first nuclear plant to receive Nuclear Regulatory Commission approval to transition from an analog to a digital plant safety system. Upgrading these systems will help prevent unnecessary shutdowns and result in more reliable and simplified operations. The digital upgrade for all three Oconee units will be complete by 2013.

Strong productivity, operational performance and efficiency are good for our customers and communities. Investors also benefit when we reduce costs and increase profitability.

Duke Energy does business in a way that is good for people, the planet and profits. Our strategy was affirmed in 2010, as Duke Energy earned a place on the Dow Jones Sustainability World Index. We were one of only 15 electric utilities around the globe to be named to this elite index. Duke Energy also earned a place on the Dow Jones Sustainability North America Index for the fifth year in a row. You can read about our sustainability plan on Page 6 of this report. Our 2010|2011 Sustainability Report, available at www.duke-energy.com, has more details.

FLEET MODERNIZATION THROUGH 2020

(capacity in megawatts)



Carolinas Modernization
Indiana Modernization
2,500
2,000
1,500
1,000
500
0
Additions
Retirements
Additions
Retirements
Cliffside Unit 6
Buck and Dan River Gas Plants
Cliffside Retirement Commitments
Other Planned Retirements
Edwardsport
Wabash River
Legacy Edwardsport
Remaining units to be evaluated for retirement/ controls

INVESTING FOR OUR FUTURE: MODERNIZATION STRATEGY

Duke Energy is making decisions today for future energy investments. These decisions are critical to our mission to deliver affordable, reliable and clean energy. Power plants take years to permit and construct and require enormous amounts of capital to be invested over several years. We recover these investments through customer rates over the 30- to 40-year operating lives of our baseload power plants.

Our customers enjoy reliable power today because of investment decisions made many decades ago. In the Carolinas, for example, Duke Energy has not built any new baseload generating plants since 1986. Over the past decade, we have invested roughly $5 billion to significantly reduce sulfur dioxide and nitrogen oxide emissions. And, we anticipate more stringent environmental regulations to come. As a

DUKE ENERGY SUSTAINABILITY PLAN AT A GLANCE

This sustainability plan reflects Duke Energy's commitment to operate in a way that is good for people, the planet and profits. It expands on the company's business strategy and values.

FOCUS AREA	WHY IT MATTERS	GOALS
INNOVATIVE PRODUCTS AND SERVICES Provide innovative products and services in a carbon-constrained, competitive world	Our customers want products and services that are affordable yet responsive to environmental concerns	▪ **ENERGY EFFICIENCY:** Reduce customer energy consumption by 2,500 gigawatt-hours (GWh) and peak demand by 2,100 MW by 2013 ▪ **RENEWABLES:** Scale up to 3,000 MW of wind, solar and biomass by 2020 ▪ **AFFORDABLE AND RELIABLE ENERGY:** Maintain rates lower than the national average and the high reliability of our generation and distribution systems
ENVIRONMENTAL FOOTPRINT Reduce our environmental footprint	As an energy company, we have a large impact on the environment and depend on natural resources for our fuel	▪ **CARBON EMISSIONS:** Reduce or offset the carbon dioxide (CO_2) emissions from our U.S. generation fleet 17 percent from 2005 by 2020 (i.e., go from 105 million tons in 2005 to 87 million tons in 2020) ▪ **CARBON INTENSITY:** Reduce the carbon intensity of our total generation fleet from 0.63 tons of CO_2 per megawatt-hour (MWh) in 2005 to 0.50 tons of CO_2 per MWh by 2020 ▪ **WASTE:** Increase the percentage of solid waste that is recycled from 52 percent in 2008 to 62 percent by 2012
QUALITY WORKFORCE Attract, develop and retain a diverse, high-quality workforce	Energy companies will be differentiated by the quality, creativity and customer focus of their employees	▪ **SAFETY:** Achieve zero work-related fatalities and top-decile safety performance in employee total incident case rate (TICR) by 2012 ▪ **EMPLOYEE ENGAGEMENT:** Maintain management and employee engagement at 75 percent and 64 percent, respectively, or higher, as measured by favorable scores on survey questions
STRONG COMMUNITIES Help build strong communities	Our success is linked to the health and prosperity of the communities we serve	▪ **PHILANTHROPY:** Develop the baseline number of individuals positively impacted by our support of key community partners during 2010
GOVERNANCE AND TRANSPARENCY Be profitable and demonstrate strong governance and transparency	Creating shareholder value and earning the trust and confidence of our many stakeholders keeps us in business	▪ **SHAREHOLDER RETURN:** Outperform our peers in total shareholder return, annually and over a three-year period, as measured by the Philadelphia Utility Index

To learn more, see our 2010|2011 Sustainability Report available on www.duke-energy.com.

result, we expect to retire and replace our entire fleet, excluding hydro units, by 2050. Modernization isn't a "nice to have" strategy; it's a "must have."

In 2010, we made significant progress in constructing four advanced, highly productive, cleaner energy generation plants, the centerpiece of our modernization strategy:

- **EDWARDSPORT POWER PLANT IN INDIANA.** When operational in 2012, this 618-megawatt, state-of-the-art Integrated Gasification Combined Cycle (IGCC) facility will replace the site's existing coal units, in service since 1944 and 1951. It will be the largest power plant in the world to use advanced technology to gasify coal, strip out pollutants, and then use this gas to produce power. Indiana coal will help power homes, businesses, schools and factories and reduce emissions to the environment. Duke Energy has received approval for local, state and federal tax incentives totaling more than $460 million for the project, which will help mitigate customer rate increases over time. Construction remained on schedule in 2010, but the scale and complexity of the project have pushed costs higher than the previous estimate of $2.35 billion. We have a pending request before the Indiana Utility Regulatory Commission to approve the estimated cost increase from $2.35 billion to $2.88 billion. A decision is expected in 2011.
- **CLIFFSIDE POWER PLANT IN NORTH CAROLINA.** This advanced coal-fired 825-megawatt facility is expected to go on line in 2012 at an estimated cost of $2.4 billion. Once it is operational, we will start to retire 1,000 megawatts of generation at older, less efficient plants — some built in the 1920s. At year-end, the project was on schedule and on budget and had been awarded $125 million in federal clean-coal tax credits.
- **BUCK POWER PLANT IN NORTH CAROLINA.** Construction of our 620-megawatt combined cycle gas-fired Buck plant is estimated to cost $700 million, with an expected in-service date in late 2011. It ended the year on schedule and on budget. By 2015, we plan to retire the construction site's four existing coal units, all built between 1941 and 1953.
- **DAN RIVER POWER PLANT IN NORTH CAROLINA.** In October 2010, we broke ground on our second 620-megawatt combined cycle natural gas-fired plant — the Dan River facility. The $710 million plant is expected to go on line in late 2012, and we plan to retire the site's three existing coal units that were built between 1949 and 1955.

USFE&G MAJOR CONSTRUCTION PROJECTS OVERVIEW[1]

(dollars in millions)


Spent as of 12/31/2010
Estimated expenditures to complete project
3,000
2,500
2,000
1,500
1,000
500
0
605
2,275
750
1,650
275
425
460
250
Edwardsport
Cliffside
Buck
Dan River

Edwardsport IGCC Plant Indiana	618 MW IGCC facility; Expected in service in 2012; Project is 80% complete[2]
Cliffside Advanced Clean Coal Plant North Carolina	825 MW advanced clean-coal unit; Expected in service in 2012; Project is 80% complete[2]
Buck Combined Cycle Plant North Carolina	620 MW combined-cycle gas-fired plant; Expected in service in 2011; Project is 75% complete[2]
Dan River Combined Cycle Plant North Carolina	620 MW combined-cycle gas-fired plant; Expected in service in 2012; Project is in early stages of construction[2]

1 Project costs include direct capital and Allowance for Funds Used During Construction (AFUDC)

2 Approximate as of December 31, 2010

Additionally, we are investing up to $1 billion in the long-term build-out of a digital two-way communications network along the power grid. Once complete, customers will be able to better manage their energy usage and save money. All these modernization projects are creating jobs in our communities.

RECOVERING FLEET MODERNIZATION COSTS

In 2011, we expect to ask regulators in up to three of our five jurisdictions to approve customer rate increases so we can recover investments associated with environmental compliance and new plant construction. You might ask, "How does a rate increase support the affordable part of our mission, especially in these tough economic times?"

Here's some perspective: Consider the graph on this page. It shows that the real cost of electricity, averaged and adjusted for inflation, has declined over the past 50 years. In fact, Duke Energy currently offers some of the most competitive electric rates in the United States. Our rates in the Carolinas, in particular, benefit from the low-cost, baseload nuclear power that serves our North Carolina and South Carolina customers.

AVERAGE ANNUAL ELECTRICITY PRICES (ALL SECTORS), 1960 — 2009


(cents per kWh)
Real 2005 Dollars
Nominal
14
12
10
8
6
4
2
0
'60
'65
'70
'75
'80
'85
'90
'95
'00
'05
'09

Data Source: Energy Information Administration

In all our jurisdictions, we want to achieve pricing structures that balance customer and shareholder needs. To maintain that balance and keep rates low for customers, we must obtain timely recovery of our investments and earn a fair return.

We will continue to control costs and focus on productivity. To that end, we have held nonrecoverable operation and maintenance costs essentially flat for the past four years.

A NEW PATH IN OHIO

Achieving a balance between our customers' need for affordable, reliable and clean power and our investors' need for competitive and fair returns has grown difficult in Ohio. By law, Ohio customers can switch generation providers, allowing them to capture the benefit of lower market prices. However, our generation must stand ready to serve all customers in our service territory, including those who have switched. Therefore, we have not been able to adequately recover our costs and earn a competitive and fair return on our investments.

This imbalance was highlighted in 2009, when market prices for energy plummeted, along with the economy and industrial demand. As a result, our electric generation rates have exceeded the prevailing market prices. By the end of 2010, approximately 65 percent of customers receiving Duke Energy Ohio's negotiated electric rates had switched to other retail suppliers who offered generation at lower prices.

In the current Ohio regulatory framework, provisions in place do not allow utilities to adequately recover their investments, whether in existing assets, new power plants to meet future customer demand, or in improvements to comply with more stringent environmental rules. This high-risk and low-reward environment makes it difficult to maintain a healthy utility and justify future power plant investments in the state. Energy providers need assurance that they can earn fair returns on existing and future investments to maintain the current system and ensure the reliable delivery of power. A different regulatory approach could help create much-needed jobs and begin to reposition the state for future economic growth.

In the meantime, at the end of 2010, we filed a new electric standard service offer, or Market Rate Offer, with the Public Utilities Commission of Ohio, requesting a plan to set market-based rates for customers of Duke Energy Ohio. This filing was a significant departure for Duke Energy Ohio, however, we believed it was the best option available to us under the current rules. In late February, the Public Utilities Commission of Ohio failed to approve our filing. In light of this ruling, we are currently exploring our options.

DUKE ENERGY'S COMMERCIAL BUSINESSES

Our Commercial Power and International business segments contributed around $900 million or approximately 23 percent of our total adjusted segment EBIT (earnings before interest and taxes) in 2010. We executed on our strategies in each of our Commercial Businesses:

- **INTERNATIONAL:** Our international business, consisting mostly of hydroelectric generation plants in Brazil and a combination of hydro and fossil generation in Peru and other Latin American countries, has provided consistent earnings growth. Favorable pricing and exchange rates helped drive an approximate 20 percent increase in adjusted segment earnings in 2010.
- **MIDWEST GENERATION:** Our Ohio generation teams achieved record safety and production results in 2010. Financial results were boosted by Duke Energy Retail, our competitive retail business in Ohio, which grew from a cold start in spring 2009 to a company with 17 employees and more than 100,000 customers. Duke Energy Retail serves approximately 60 percent of the switched load from Duke Energy Ohio as well as customers from outside our Ohio franchise territory. This is an outstanding achievement and demonstrates our team's hard work and diligent execution to retain margin in the competitive Ohio environment.
- **RENEWABLE ENERGY:** Duke Energy now has more than 1,000 MW of commercial renewable energy on line, with two major projects — the Top of the World Windpower Project in Wyoming and the Kit Carson Windpower Project in Colorado — completed and in service at the end of 2010. Long-term power purchase agreements support both projects. Our commercial solar business also grew in 2010. We added the Blue Wing Solar Project in Texas, a 14-MW installation, complete with a 30-year power purchase agreement.

A CULTURE OF SAFETY

A culture of "safety first" is foremost in everything we do as a company. A safe company helps drive productivity and efficiency.

In 2010, Duke Energy achieved its best ever employee safety performance, measured by our total incident case rate, which improved 10 percent from 2009. Specifically, our regulated fossil/hydro fleet reduced its safety incidents in 2010 by approximately 25 percent; our Midwest generation fleet and our International operations reduced their safety incidents, by half and by 75 percent, respectively. Each of these fleets set all-time historic safety records for employees.

The 3R program in our U.S. fossil/hydro generation plants is one example of how we continually strengthen our safety culture. The Rs stand for *Reduce* risk, *Remove* exposures to hazards and *Reinforce* safe behavior. Introduced in 2010, the program encourages and rewards employees and contractors for reporting potential hazards. Anyone at a plant can record problems they observe and recommend corrective action or initiate a work order to address the issue. This simple checklist has improved safety across our plants.

Another example is the "Fresh Eyes" concept at our Ohio plants. Two workers started the program with a common sense premise: It's easier to see safety violations at other plants than it is to see problems in the plants where we work. Simple and cost-effective, this program gives employees the option of visiting plants that are not their own to inspect for potential safety issues. They offer a "fresh eyes" perspective. This program drove more than 200 safety improvements in 2010, and inspired many of our partners at jointly-owned facilities to embrace the program as well.


FRESH EYES

Duke Energy's Gina Whittle, Ron Gill and Donald Dickinson (from left to right) taking a "fresh eyes" look at practices in our W.M. Zimmer coal station in Ohio.

LEARNING FROM CHALLENGES

While we are proud of our employees' stellar safety performance, we must improve contractor safety. Several contractors working for Duke Energy lost their lives during 2010, and this is unacceptable to us. We've formed a leadership task force that is implementing new procedures to safeguard our contractors on the job. To underscore the importance of a fatality-free workplace for both employees and contractors, rigorous safety measures are a part of our annual employee incentive compensation program.

Just as we are committed to ensuring the safety of employees and contractors, we are also committed to earning the trust of our communities. In 2010, that trust was tested in Indiana with controversy over the hiring of a regulatory attorney. When the issue first emerged, we immediately launched an internal investigation and have cooperated fully with external investigations. As we learned more, we took swift, decisive and appropriate policy and personnel actions. While the Indiana Utility Regulatory Commission's investigation found no improprieties in rulings related to our Edwardsport project under construction in that state, we recognize the need to rebuild our stakeholders' trust.

INVESTING IN TECHNOLOGY

We face a different kind of challenge when we lay the groundwork for a future focused on energy efficiency and environmental stewardship. The past 100 years was about building the infrastructure to make electricity accessible to everyone. Today, our mission is to deliver affordable, reliable energy in a way that's increasingly clean. In response, we are investing in digital energy technologies that have the potential to transform our industry — the way we generate energy, the way we deliver it and the way our customers use it.

I've often said that Duke Energy is a technology company disguised as a utility. New nuclear, advanced coal, and renewable energy resources, all seamlessly integrated into a digital grid, will create the foundation for a future that continues to bring reliable, affordable and cleaner energy to all our customers.

Grid Modernization

Our power grid delivers electricity over more than 170,000 miles of lines and scores of substations and related equipment. It uses technology that has changed little since the days of Thomas Edison. In 2009, we began a $1 billion upgrade to move from an analog system to an advanced digital grid. Sometimes called "smart grid," today's modernization efforts bring 21st century technology to the 20th century power grid.

We began by installing two-way communication devices on parts of our distribution system. These devices can help identify outages, enabling us to respond more quickly to resolve problems. They can also help us monitor potential irregularities and prevent future outages, improving the grid's reliability. Digital meters at our customers' homes and businesses permit remote meter reading and decreased on-site visits, resulting in greater efficiencies.


DUKE ENERGY

A digital meter is just one part of a smart-grid system. With digital meters and energy management programs, customers benefit from more efficient operations as well as more information to help them manage their energy use and costs.

The technology also makes possible the integration of appliances and other in-home devices, so customers can — if they choose — use the tools and information we provide to reduce their energy usage and control costs.

As part of the upgrade, we have installed state-of-the-art digital meters at some customer locations. The Public Utilities Commission of Ohio approved our digital upgrade plans in 2008. Since then, we have installed approximately 140,000 electric meters, 100,000 gas meters and 22,000 communication nodes in Ohio.

With this technology in place, we have begun residential energy management pilot programs in Ohio and in a small area of Charlotte, N.C. Participating customers have realized savings in their monthly energy bills.

Customer Service Improvements

In addition to improvements in our power delivery system, the digital grid will help customers become more involved in managing their energy use. We'll be able to give them the information, choices and control to make wiser energy decisions, conserve energy and save money, in a way that works best for them.

The digital grid technology investments we are making in Ohio, and eventually in the other states we serve, will create a customer experience similar to other technological revolutions, like the Internet and the smartphone. Of course, taking action is optional — and we feel strongly that customers should be the ones to make that choice.

We are not waiting to build out the smart grid, however, to create new opportunities for customers to connect with us. Today, in addition to person-to-person services, customers can communicate with us via social media and online tools, so that we can respond more quickly to their suggestions and concerns. Our storm feeds on Twitter – @DukeEnergyStorm, and Facebook http://www.facebook.com/DukeEnergyStorm, are great examples of how we are reaching customers with information they want and need.

The efforts of our employees to offer prompt and effective customer service were recognized in 2010. In a customer satisfaction survey for electric utilities, Duke Energy was ranked third in the nation by the Key Accounts National Benchmark Survey. Additionally, in the J.D. Power and Associates 2010 Electric Utility Residential Customer Satisfaction Study,℠ Duke Energy Carolinas ranked highest among large utility companies in the South region, and our Midwest operations moved up three spots to sixth place among 17 providers. We are proud of our employees whose actions embody our long-standing culture of safety and service.

Electric Vehicles

We are working with the manufacturers of vehicles, batteries, and charging stations to expand the adoption of plug-in electric vehicles. In 2010, the Electric Drive Transportation Association, of which Duke Energy is a board member, launched GoElectricDrive.com — an online resource providing a wealth of plug-in electric vehicle information. The site includes information about environmental benefits, charging infrastructure, purchase incentives,

DID YOU KNOW:

ELECTRIC VEHICLES


Duke Energy

1 Filling up a plug-in electric vehicle costs 2 to 3 cents per mile, versus an average of 15 cents per mile for gasoline per gallon.

2 The United States now imports more than half of its oil, at a cost of billions of dollars per year. The use of plug-in electric vehicles can dramatically improve our energy independence.

3 Even in regions where most electricity is produced by coal, electric vehicles still reduce greenhouse gases by 25 to 30 percent over conventional vehicles.

SOURCE: GoElectricDrive.com

and a virtual showroom. A "Plug-in and Save" calculator shows you the financial and carbon footprint savings from driving a plug-in electric vehicle.

We're also helping to shape state and federal policies and standards. This technology is good for the planet and good for our profits, helping drive electricity sales.

OUTLOOK FOR 2011 AND BEYOND

Throughout 2011, we will be planning for the integration of Duke Energy and Progress Energy and filing for merger approvals with various federal and state regulators and shareholders of both companies. We will leverage our existing systems and evaluate best practices to ensure an efficient integration of the two merged companies. We have named the top-tier management team for the combined company and have integration planning teams in place. These early decisions were designed to accelerate the integration planning process. We are targeting to close the transaction by the end of 2011.

Our 2011 outlook assumes a slow economic recovery, continued progress on our modernization efforts, and stabilization of the competitive environment in Ohio. We expect adjusted diluted earnings per share between $1.35 to $1.40. In addition, you can expect:

- An increase in the quarterly dividend of approximately 2 percent during 2011, subject to board of directors' approval
- Requests for increases in customer rates to recover expenses incurred in constructing and upgrading power plants
- Continued efforts across our jurisdictions to gain approval of mechanisms that narrow the gap between allowed and earned returns
- Increased safety performance and improved reliability due to plant and equipment investments and the continued rollout of digital technology, and
- Continued support for communities through leadership, investment, economic development and service projects.

OUR CONSTANT DRIVE FOR PRODUCTIVITY GAINS

The roughly 12 million people who live in our service territories and those who will follow depend on the decisions we make today to build the right infrastructure to power our world for the future.

Our persistent push for productivity improvements in every aspect of our business enables us to better meet the needs of all our stakeholders. This allows us to achieve our mission of delivering affordable, reliable and clean energy today and in the years to come. Our pursuit of productivity gains is at the core of all that we do. It is making a better Duke Energy for our customers, investors, employees, and communities.

We will remain sharply focused on these objectives and continue to deliver results today, while investing for our future.

James E. Rogers

James E. Rogers
Chairman, President and Chief Executive Officer
March 4, 2011

OUR PRIORITIES, PROGRESS, AND OUTLOOK

OUR PRIORITIES	OUR PROGRESS	OUR OUTLOOK
OVERALL		
Finalize merger with Progress Energy	■ Announced top-tier management team for combined company ■ Merger teams have begun initial integration planning	■ Plan to begin making state and federal regulatory filings in first quarter 2011 ■ Targeting close of merger transaction by end of 2011
Continue operational performance of fleet and grid	■ Achieved record capacity factor for nuclear fleet in 2010 ■ Achieved record generation levels for nonregulated Midwest generation in 2010	■ Continue focus on operational excellence
Aggressively manage capital and operating and maintenance costs	■ Maintained relatively flat adjusted net operating and maintenance costs[1] from 2007-2010	■ Modest increases to costs anticipated as major construction projects come on line in 2011 and 2012
Grow adjusted diluted EPS and the dividend	■ Realized adjusted diluted EPS growth of approximately 17 percent in 2010 ■ Increased quarterly dividend from $0.24 per share to $0.245 per share during 2010 ■ Delivered Total Shareholder Return of 9.5 percent during 2010	■ Targeting 2011 adjusted diluted EPS range of $1.35-$1.40 ■ Targeting a long-term dividend payout range of 65 to 70 percent of adjusted diluted EPS ■ Project a dividend increase in 2011 (subject to Board of Directors discretion and approval)
Maintain balance sheet strength	■ Credit ratings affirmed in January 2011 ■ Issued over $285 million of equity through internal plans during 2010	■ Maintain current credit ratings ■ Project no equity issuances through 2013 based on current business plan
REGULATED OPERATIONS		
Obtain constructive regulatory outcomes	■ No significant regulatory outcomes were reached during 2010	■ Plan to file rate cases in up to three of our regulated jurisdictions in 2011
Complete major construction projects on budget and on time	■ Major construction projects are on time and on budget, except for Edwardsport	■ Expect to bring Buck combined-cycle plant on line in 2011 ■ Work toward a constructive outcome with the Edwardsport cost increase proceedings
Advance legislative agenda to reduce regulatory lag	■ Planning for legislative agendas	■ Propose legislation to address regulatory lag and the timely recovery of investments, such as new nuclear
COMMERCIAL BUSINESSES		
Position Midwest generation business for the long term	■ Filed a Market Rate Offer (MRO) in November 2010, proposing generation rates for Ohio customers in 2012 and beyond; in February 2011, PUCO failed to approve our MRO filing; we are currently exploring options	■ Achieve a constructive outcome for generation pricing in Ohio
Strategically respond to customer switching pressures in Ohio	■ Duke Energy Retail has retained approximately 60 percent of Duke Energy Ohio's switched customers	■ Respond to additional customer switching pressures in Ohio through Duke Energy Retail
Strategically invest in the renewable energy and International businesses	■ Grew the renewable generation portfolio by over 250 megawatts during 2010	■ Continue to evaluate investment opportunities

1 Net of deferrals, cost recovery riders and special items

BOARD OF DIRECTORS

William (Bill) Barnet III
Chairman, President and Chief Executive Officer
The Barnet Company Inc. and Barnet Development Corp.

Chair, Finance and Risk Management Committee

Member, Nuclear Oversight Committee

Director of Duke Energy or its predecessor companies since 2005

G. Alex Bernhardt Sr.
Chairman and Chief Executive Officer
Bernhardt Furniture Company

Member, Audit Committee, Nuclear Oversight Committee

Director of Duke Energy or its predecessor companies since 1991

Michael G. Browning
Chairman and President
Browning Investments Inc.

Chair, Audit Committee

Member, Corporate Governance Committee, Finance and Risk Management Committee

Director of Duke Energy or its predecessor companies since 1990

Daniel R. (Dan) DiMicco
Chairman, President and Chief Executive Officer
Nucor Corp.

Member, Compensation Committee, Corporate Governance Committee

Director of Duke Energy or its predecessor companies since 2007

John H. Forsgren
Retired Vice Chairman, Executive Vice President and Chief Financial Officer
Northeast Utilities

Member, Audit Committee, Compensation Committee

Director of Duke Energy or its predecessor companies since 2009

Ann Maynard Gray
Former Vice President, ABC Inc. and former President, Diversified Publishing Group of ABC Inc.

Lead Director

Chair, Corporate Governance Committee

Member, Compensation Committee, Finance and Risk Management Committee

Director of Duke Energy or its predecessor companies since 1994

James H. (Jim) Hance Jr.
Retired Vice Chairman and Chief Financial Officer
Bank of America Corp.

Chair, Compensation Committee

Member, Finance and Risk Management Committee

Director of Duke Energy or its predecessor companies since 2005

E. James (Jim) Reinsch
Retired Senior Vice President and Partner
Bechtel Group

Member, Finance and Risk Management Committee, Nuclear Oversight Committee

Director of Duke Energy or its predecessor companies since 2009

James T. (Jim) Rhodes
Retired Chairman, President and Chief Executive Officer
Institute of Nuclear Power Operations

Chair, Nuclear Oversight Committee

Member, Audit Committee

Director of Duke Energy or its predecessor companies since 2001

James E. (Jim) Rogers
Chairman, President and Chief Executive Officer
Duke Energy Corp.

Director of Duke Energy or its predecessor companies since 1988

Philip R. (Phil) Sharp
President
Resources for the Future

Member, Audit Committee, Nuclear Oversight Committee

Director of Duke Energy since 2007 and its predecessor companies from 1995-2006



From left to right: Jim Hance Jr., Michael Browning, John Forsgren, Dan DiMicco, Ann Maynard Gray, Jim Reinsch, Jim Rogers, Bill Barnet III, Jim Rhodes, Phil Sharp and Alex Bernhardt Sr.

EXECUTIVE MANAGEMENT

James E. (Jim) Rogers
Chairman, President and
Chief Executive Officer

Roberta B. Bowman
Senior Vice President and
Chief Sustainability Officer

Brett C. Carter
President — Duke Energy
North Carolina

Douglas F. (Doug) Esamann
President — Duke Energy
Indiana

Lynn J. Good
Group Executive and
Chief Financial Officer

Richard W. (Rick) Haviland
Senior Vice President —
Construction and Major Projects

Catherine E. Heigel
President — Duke Energy
South Carolina

Dhiaa M. Jamil
Group Executive,
Chief Generation Officer and
Chief Nuclear Officer

Julie S. Janson
President — Duke Energy Ohio
and Duke Energy Kentucky

Gianna M. Manes
Senior Vice President and
Chief Customer Officer

Marc E. Manly
Group Executive, Chief Legal
Officer and Corporate Secretary

David W. Mohler
Senior Vice President and
Chief Technology Officer

B. Keith Trent
Group Executive and
President — Commercial
Businesses

William F. (Bill) Tyndall
Senior Vice President —
Federal Government and
Regulatory Affairs

Jennifer L. Weber
Group Executive,
Human Resources and
Corporate Relations



From left to right: Rick Haviland, Jennifer Weber, Brett Carter, Roberta Bowman, Marc Manly, Lynn Good, Keith Trent, Jim Rogers, Dhiaa Jamil, Catherine Heigel, David Mohler, Gianna Manes, Bill Tyndall, Julie Janson and Doug Esamann

DUKE ENERGY AT A GLANCE

BUSINESS SEGMENT	OVERVIEW

U.S. FRANCHISED ELECTRIC AND GAS

GENERATION DIVERSITY
(percent owned capacity)



Coal	49%
Nuclear	19%
Natural Gas/Fuel Oil	20%
Hydro	12%

CUSTOMER DIVERSITY
(in billed GWh sales)



Residential	34%
Commercial	32%
Industrial	25%
Wholesale/Other	9%

U.S. Franchised Electric and Gas (USFE&G) consists of Duke Energy's regulated generation, electric and gas transmission and distribution systems. USFE&G's generation portfolio is a balanced mix of energy resources having different operating characteristics and fuel sources designed to provide energy at the lowest possible cost.

Electric Operations

- Owns approximately 27,000 megawatts (MW) of generating capacity
- Service area covers about 50,000 square miles with an estimated population of 12 million
- Service to approximately 4 million residential, commercial and industrial customers
- Over 152,200 miles of distribution lines and a 20,900-mile transmission system

Gas Operations

- Regulated natural gas transmission and distribution services to approximately 500,000 customers in southwestern Ohio and northern Kentucky

COMMERCIAL POWER

GENERATION DIVERSITY
(percent owned capacity)



Coal	41%
Natural Gas	44%
Renewable	12%
Other	3%

Commercial Power owns, operates and manages power plants, primarily located in the Midwest, and a renewable energy portfolio. Commercial Power's subsidiary, Duke Energy Retail, serves retail electric customers in Ohio with generation and other energy services at competitive rates. Commercial Power also includes Duke Energy Generation Services (DEGS), an on-site energy solutions and utility services provider.

- Owns and operates a balanced generation portfolio of approximately 7,550 net MW of power generation (excluding wind and solar generation assets)
- Duke Energy Renewables currently has approximately 986 MW of wind energy in operation and over 5,000 MW of wind energy projects in development, and owns 16 MW of commercial solar capacity

DUKE ENERGY INTERNATIONAL

GENERATION DIVERSITY
(percent owned capacity)



Hydro	69%
Fuel Oil	20%
Natural Gas	11%

Duke Energy International (DEI) operates and manages power generation facilities and engages in sales and marketing of electric power and natural gas outside the U.S. DEI's activities target power generation in Latin America. DEI also has an equity investment in National Methanol Co., a Saudi Arabian regional producer of MTBE, a gasoline additive.

- Owns, operates or has substantial interests in approximately 4,200 net MW of generation facilities
- About 70 percent of DEI's generating capacity is hydroelectric

SAFE HARBOR STATEMENT

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy's or Progress Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Duke Energy or Progress Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Duke Energy's and Progress Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information on the merger and where to find it

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. **Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings."

Participants in the merger solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's and Progress Energy's executive officers and directors in each of their most recent definitive proxy statement. Additional information about Duke Energy's and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

NON-GAAP FINANCIAL MEASURES

Adjusted Diluted Earnings per Share ("EPS")
Duke Energy's 2010 Annual Report references 2010 adjusted diluted EPS of $1.43. Adjusted diluted EPS is a non-GAAP (generally accepted accounting principles) financial measure as it represents diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, adjusted for the per share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The economic value of the generation assets is subject to fluctuations in fair value due to market price volatility of the input and output commodities (e.g., coal, power) and, as such, the economic hedging involves both purchases and sales of those input and output commodities related to the generation assets. Because the operations of the generation assets are accounted for under the accrual method, management believes that excluding the impact of mark-to-market changes of the economic hedge contracts from adjusted earnings until settlement better matches the financial impacts of the hedge contract with the portion of the economic value of the underlying hedged asset. Management believes that the presentation of adjusted diluted EPS provides useful information to investors, as it provides them an additional relevant comparison of the company's performance across periods. Adjusted diluted EPS is also used as a basis for employee incentive bonuses.

The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. The following is a reconciliation of reported diluted EPS from continuing operations to adjusted diluted EPS for 2010, 2009, and 2008:

	2010	2009	2008
Diluted EPS from continuing operations, as reported	$1.00	$0.82	$1.01
Diluted EPS from discontinued operations, as reported	—	0.01	0.01
Diluted EPS from extraordinary items, as reported	—	—	0.05
Diluted EPS, as reported	$1.00	$0.83	$1.07
Adjustments to reported EPS:			
Diluted EPS from discontinued operations	—	(0.01)	(0.01)
Diluted EPS from extraordinary items	—	—	(0.05)
Diluted EPS impact of special items and mark-to-market in Commercial Power (see below)	0.43	0.40	0.20
Diluted EPS, adjusted	$1.43	$1.22	$1.21

The following is the detail of the $(0.43) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2010:

(In millions, except per-share amounts)	Pre-Tax Amount	Tax Effect	2010 Diluted EPS Impact
Goodwill and other impairments	$(660)	$ 58	$(0.46)
Voluntary retirement plan & office consolidation costs	(172)	67	(0.08)
Costs to achieve the Cinergy merger	(27)	10	(0.01)
Litigation reserve	(26)	10	(0.01)
Asset sales	248	(94)	0.12
Mark-to-market impact of economic hedges	33	(12)	0.01
Total adjusted EPS impact			$(0.43)

The following is the detail of the $(0.40) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2009:

(In millions, except per-share amounts)	Pre-Tax Amount	Tax Effect	2009 Diluted EPS Impact
Goodwill and other impairments	$(431)	$ 21	$(0.32)
Mark-to-market impact of economic hedges	(60)	22	(0.03)
International transmission adjustment	(32)	10	(0.02)
Crescent related guarantees and tax adjustments	(26)	(3)	(0.02)
Costs to achieve the Cinergy merger	(25)	10	(0.01)
Total adjusted EPS impact			$(0.40)

The following is the detail of the $(0.20) per share in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2008:

(In millions, except per-share amounts)	Pre-Tax Amount	Tax Effect	2008 Diluted EPS Impact
Crescent project impairments	$(214)	$83	$(0.10)
Emission allowances impairment	(82)	30	(0.04)
Mark-to-market impact of economic hedges	(75)	27	(0.04)
Costs to achieve the Cinergy merger	(44)	17	(0.02)
Total adjusted EPS impact			$(0.20)

2011 Adjusted Diluted EPS Outlook

Duke Energy's 2010 Annual Report references Duke Energy's forecasted 2011 adjusted diluted EPS outlook range of $1.35-$1.40 per share, which is consistent with the 2011 employee incentive earnings target. The materials also reference the forecasted range of growth of 4%-6% in adjusted diluted EPS (on a compound annual growth rate ("CAGR") basis) from a base of adjusted diluted EPS for 2009 of $1.22. Adjusted diluted EPS is a non-GAAP financial measure as it represents diluted EPS from continuing operations attributable to Duke Energy Corporation shareholders, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting treatment, used in Duke Energy's hedging of a portion of the economic value of its generation assets in the Commercial Power segment (as discussed separately under "Adjusted Diluted Earnings per Share ('EPS')"). The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

Adjusted Segment EBIT for 2009 and 2010

Duke Energy's 2010 Annual Report includes a discussion of adjusted segment EBIT for the years ended December 31, 2010 and 2009. The primary performance measure used by management to evaluate segment performance is segment EBIT from continuing operations, which at the segment level represents all profits from continuing operations (both operating and non-operating), including any equity in earnings of unconsolidated affiliates, before deducting interest and taxes, and is net of the income attributable to non-controlling interests. Management believes segment EBIT from continuing operations, which is the GAAP measure used to report segment results, is a good indicator of each segment's operating performance as it represents the results of Duke Energy's ownership interests in continuing operations without regard to financing methods or capital structures. Duke Energy also uses adjusted segment EBIT as a measure of historical and anticipated future segment performance. When used for future periods, adjusted segment EBIT may also include any amounts that may be reported as discontinued operations or extraordinary items.

Adjusted segment EBIT is a non-GAAP financial measure as it represents reported segment EBIT adjusted for the impact of special items and the mark-to market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment (as discussed above under "Adjusted Diluted Earnings per Share ('EPS')"). Management believes that the presentation of adjusted segment EBIT provides useful information to investors, as it provides them an additional relevant comparison of a segment's performance across periods. The most directly comparable GAAP measure for adjusted segment EBIT is reported segment EBIT, which represents segment results from continuing operations, including any special items and the mark-to-market impacts of economic hedges in the Commercial Power segment.

The following is a reconciliation of adjusted segment EBIT for the years ended December 31, 2010 and 2009, to the most directly comparable GAAP measure:

For the Year Ended December 31, 2010

(In millions)	Adjusted Segment EBIT	Goodwill & Other Asset Impairments	Economic Hedges (Mark-to-Market)	Reported Segment EBIT
U.S. Franchised Electric & Gas	$2,966	$ —	$—	$2,966
Commercial Power	398	(660)	33	(229)
International Energy	486	—	—	486
Total 2010 reportable segment EBIT	$3,850	$(660)	$33	$3,223

For the Year Ended December 31, 2009

(In millions)	Adjusted Segment EBIT	International Transmission Adjustment	Goodwill & Other Asset Impairments	Economic Hedges (Mark-to-Market)	Reported Segment EBIT
U.S. Franchised Electric & Gas	$2,321	$ —	$ —	$ —	$2,321
Commercial Power	500	—	(413)	(60)	27
International Energy	409	(26)	(18)	—	365
Total 2009 reportable segment EBIT	$3,230	$(26)	$(431)	$(60)	$2,713

Adjusted Earnings per Share Accretion in Year One of Merger with Progress Energy

Duke Energy's 2010 Annual Report includes a reference to Duke Energy's assumption that the merger transaction is anticipated to be accretive in the first year after closing, based upon adjusted diluted EPS.

This accretion assumption is a non-GAAP financial measure as it is based upon diluted EPS from continuing operations attributable to Duke Energy Corporation shareholders, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment (as discussed above under "Adjusted Diluted Earnings per Share ('EPS')"). The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items (including costs-to-achieve the merger) and the mark-to-market impacts of economic hedges in the Commercial Power segment. On a reported diluted EPS basis, this transaction is not anticipated to be accretive due to the level of costs-to-achieve the merger. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

Dividend Payout Ratio

Duke Energy's 2010 Annual Report includes a discussion of Duke Energy's anticipated long-term dividend payout ratio of 65-70% based upon adjusted diluted EPS. This payout ratio is a non-GAAP financial measure as it is based upon forecasted diluted EPS from continuing operations attributable to Duke Energy Corporation shareholders, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment (as discussed above under "Adjusted Diluted Earnings Per Share ('EPS')"). The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

Total Available Liquidity

Duke Energy's 2010 Annual Report includes a discussion of total available liquidity. Total available liquidity is a non-GAAP financial measure as it represents cash and cash equivalents (excluding amounts held in foreign jurisdictions) and remaining availability under the master credit and regional bank credit facilities. The most directly comparable GAAP financial measure for available liquidity is cash and cash equivalents. The following is a reconciliation of total available liquidity as of December 31, 2010, to the most directly comparable GAAP measure:

(In millions)	As of December 31, 2010
Cash and cash equivalents	$1,670
Less: Amounts held in foreign jurisdictions	(724)
	946
Plus: Remaining availability under master credit and regional bank credit facilities	2,482
Total available liquidity	$3,428

Adjusted Operation, Maintenance and Other Expenses

Duke Energy's 2010 Annual Report includes a discussion of adjusted operation, maintenance and other costs ("O&M expenses"). Adjusted O&M expenses is a non-GAAP financial measure as it represents reported O&M expenses adjusted for the impact of special items and deferrals and cost recovery riders. Special items represent certain charges and credits, which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. The most directly comparable GAAP measure for adjusted O&M expenses is reported O&M expenses, which includes the impact of special items. The following is a reconciliation of adjusted O&M expenses for the years ended December 31, 2010 and 2009, to the most directly comparable GAAP measure:

(In millions)	2010	2009
Operation, maintenance and other (a)	$3,825	$3,313
Transfers to capital (b)	108	149
Less:		
Voluntary retirement plan & office consolidation costs (c)	(164)	—
International transmission adjustment (c)	—	(30)
Costs to achieve the Cinergy merger (c)	(4)	(5)
Deferrals, recoverables, and other (d)	(343)	(85)
Adjusted operations and maintenance cost	$3,422	$3,342

(a) As reported in the Consolidated Statements of Operations for the years ended December 31, 2010 and December 31, 2009. 2008 and 2007 operation, maintenance and other expenses were $3,351 million and $3,324 million, respectively.
(b) Represents capitalized costs that were included for purposes of calculating the employee operations and maintenance costs target.
(c) Presented as a special item for purposes of calculating adjusted diluted earnings per share.
(d) Primarily represents expenses to be deferred or recovered through rate riders (e.g., impact of regulatory deferrals, reagents, etc.).